Exhibit 2.15

EQUINOX MINERALS LIMITED

Consolidated Financial Statements

31 December 2010 and 2009

Expressed in thousands of US dollars, except where indicated

EQUINOX MINERALS LIMITED

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited (“the Company”) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfils its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/S/ Craig Williams	/S/ Mike Klessens
Craig Williams	Mike Klessens
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
March 9, 2011

EQUINOX MINERALS LIMITED

Auditors’ Report to the Shareholders of Equinox Minerals Limited

To the Shareholders of Equinox Minerals Limited

We have audited the accompanying consolidated financial statements of Equinox Minerals Limited and its subsidiaries (“the Group”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Perth, Australia
March 9, 2011

EQUINOX MINERALS LIMITED

CONSOLIDATED BALANCE SHEETS

As at December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
ASSETS
Current Assets
Cash and cash equivalents		319,476	109,130
Restricted cash	8	3,337	—
Accounts receivable	6	166,342	134,193
Prepayments		13,640	16,080
Inventories	7	98,826	67,428

		601,621	326,831

Restricted cash	8	22,287	26,164
Property, plant and equipment	9	2,548,211	1,102,773
Exploration and evaluation	10	66,000	—
Other financial assets	11	4,176	1,906

		3,242,295	1,457,674

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		119,714	62,504
Current portion of long term debt	13	113,981	113,229
Current portion of finance leases	19	9,228	9,339
Current portion of derivative instruments	12	41,966	85,179
Current other liabilities	16	256,236	160

		541,125	270,411
Long term debt	13	285,052	405,423
Finance leases	19	10,515	16,762
Income tax provision		8,960	6,727
Future income tax liability	5	401,048	5,938
Asset retirement obligation	14	10,500	7,504
Long term compensation	15	6,648	2,469
Derivative instruments	12	—	22,131
Other payables	16	3,222	39,737

		1,267,070	777,102

SHAREHOLDERS’ EQUITY
Share capital	17	1,642,127	737,838
Retained earnings/(deficit)		194,385	(74,720)
Contributed surplus		15,192	15,966
Accumulated other comprehensive income		3,535	1,488
Transactions with owners reserve	18	(11,344)	—
Non-controlling interest		131,330	—

		1,975,225	680,572

		3,242,295	1,457,674

Commitments for expenditure	19
Contingencies	20

APPROVED BY THE BOARD

/s/ Craig Williams	/s/ Peter Tomsett
Craig Williams, Director	Peter Tomsett, Director

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Copper sales revenue		1,046,787	531,962
Smelter treatment charges		(104,361)	(63,483)

Net sales revenue		942,426	468,479

Direct and indirect mining costs		308,292	212,016
Amortization and depreciation		75,742	46,688
Royalties		29,434	14,114

Cost of sales		413,468	272,818

		528,958	195,661

Expenses
Derivative loss		27,264	329,826
Exploration costs		6,010	5,119
Other operating costs		7,652	5,870
General and administration		21,700	10,241
Financing costs	4	37,592	76,871
Long term compensation expense		4,675	3,474
Other expense	3	7,392	4,223
Citadel acquisition costs	18	10,180	—

		122,465	435,624

Profit/(loss) before income tax		406,493	(239,963)

Income tax (expense)/benefit	5	(137,388)	56,900

Net income/(loss) for the period		269,105	(183,063)

Profit/(loss) is attributable to:
Owners of Equinox Minerals Limited		268,705	(183,063)
Non-controlling interest		(600)	—

		268,105	(183,063)

Basic earnings/(loss) per share		0.38	(0.27)
Diluted earnings/(loss) per share		0.37	(0.27)

Weighted basic average number of shares outstanding (000’s)		710,209	670,385
Weighted diluted average number of shares outstanding (000’s)		721,714	683,665

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2010 and 2009

	2010	2009
	$000	$000
Net Income/(Loss)	269,105	(183,063)
Other comprehensive income Net unrealized gains on available-for-sale securities	2,047	1,500

Total comprehensive income/(loss)	271,152	(181,563)

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Share capital
Balance at start of period		737,838	581,477
Issue of shares		898,424	148,325
Share issue costs		—	(7,356)
Conversion of stock options		5,865	15,392

Balance at end of period		1,642,127	737,838

Retained earnings/(deficit)
Balance at start of period		(74,720)	108,343
Income/(loss) for the period		269,105	(183,063)

Balance at end of period		194,385	(74,720)

Contributed surplus
Balance at start of period		15,966	20,400
Stock based compensation		1,831	2,516
Transferred to share capital on conversion of stock options		(2,117)	(6,424)
Forfeited stock options		(488)	(526)

Balance at end of period		15,192	15,966

Transactions with owners reserve
Balance at the start of period		—	—
Transactions with owners	18	(11,344)	—

Balance at the end of period		(11,344)	—

Accumulated other comprehensive income/(loss)
Balance at start of period		1,488	(12)
Net unrealized gains on available-for-sale securities		2,047	1,500

Balance at end of period		3,535	1,488

Total equity attributable to the shareholders of the Company		1,843,895
Non-controlling interest at the date of transaction	18	548,531	—
Net loss attributable to non-controlling interest		(600)	—
Other decrease in non-controlling interest		(416,601)	—

Total equity at end of period		1,975,225	—

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Cash flows (used in)/provided by operating activities
Income/(loss) for the period		269,105	(183,063)
Items not affecting cash:
Amortization and depreciation		81,272	50,179
Unrealized foreign exchange loss		1,363	787
Income tax expense/(benefit)	5	137,388	(56,900)
Amortisation of financing costs		7,432	24,274
Long term compensation expense		5,522	4,189
Mark-to-market changes in derivative instruments	12	27,264	329,826
(Payments)/proceeds from settlement of derivative instruments	12	(92,608)	34,163
Accretion expense		524	372
Deferred payments		2,202	30,163

Changes in non-cash working capital
Increase in accounts payable and accrued liabilities		76,127	9,488
Increase in inventories		(22,916)	(39,954)
Increase in accounts receivable and prepayments		(25,673)	(108,395)

		467,002	95,129

Cash flows (used in)/provided by financing activities
Issue of share capital	17	3,750	157,293
Share issue costs	17	—	(7,356)
Payments of loan origination fees and break fees		(32,847)	—
Proceeds from borrowings		275,701	4,470
Repayment of borrowings		(370,064)	(139,323)
Finance lease principal repayments		(10,276)	(2,443)

		(133,736)	12,641

Cash flows (used in)/provided by investing activities
Decrease/(increase) in restricted cash		271	(88)
Payments for property, plant and equipment		(117,733)	(50,164)
Payments for acquisition of subsidiary, net of cash acquired		(3,725)	—

		(121,187)	(50,252)

Net increase/(decrease) in cash and cash equivalents		212,079	57,518
Cash and cash equivalents – start of period		109,130	51,327
Effects of rate changes on cash held in foreign currencies		(1,733)	285

Cash and cash equivalents – end of period		319,476	109,130

Total interest payments made		28,918	44,121

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

1.	BASIS OF PREPARATION

The preparation of the financial statements is in accordance with the requirements of Canadian generally accepted accounting principles (“Canadian GAAP”). Equinox Minerals Ltd (“EQN” or the “Company”) is engaged in the production of copper, and related mining activities including exploration within Zambia and Saudi Arabia.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Adoption of New Accounting Standards

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations and is the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. The implementation of section 1582 will impact on how prospective business combinations are accounted for, including the application of fair value measurements, the recognition and measurement of goodwill or gain from a bargain purchase, and the expensing of acquisition related costs. This standard applies prospectively to business combinations for which acquisition date is on or after January 1, 2011 with early adoption permitted.

An entity early adopting Section 1582 must also apply Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”, which require the non-controlling interests to be included in the equity section.

Equinox has elected to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010, on a prospective basis only, to be in alignment with IFRS. The implementation of these sections has impacted the recording of the Citadel business combination transaction and will impact the recording of future business combinations as well as any non-controlling interests in a subsidiary.

(b)	Principles of Consolidation

The consolidated financial statements are presented in US dollars. The consolidated financial statements incorporate the assets, liabilities and results of all entities in which the Company holds a controlling interest. Control is established by the Company’s ability to determine strategic, operating, investing and financing policies without the co-operation of others. The effects of all transactions between entities in the consolidated group are eliminated in full. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of income from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgement is applied include reserve and resource estimation, employee stock options, future income taxes, fair values of derivative instruments, asset retirement obligations, exploration and evaluation activities and contingent liabilities. Actual results may differ from those estimates.

(d)	Income Taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(e)	Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to an exploration project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units-of-production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair value is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

(f)	Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income as a cumulative translation adjustment until they are realized by a reduction in the net investment.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

(g)	Revenue

Revenue from sales of copper concentrate is recorded net of smelter treatment charges and deductions. Copper products are sold under pricing arrangements whereby final prices are determined at a specified future date based on market copper prices. Revenue is recognised when title and risk pass to the customer using forward prices for the expected date of final settlements. Changes between the price recorded upon recognition of revenue and the final price due to fluctuations in copper market prices result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value, with changes in fair value classified as a component of revenue.

(h)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Interest and financing costs that relate to the project and are incurred during the construction period are capitalized. The cost of each item of buildings, fixed plant, mobile machinery and equipment is written off over its expected useful life. Either the units-of-production or straight-line method may be used. The units-of-production basis results in an amortization charge proportional to the reduction of the proven and probable reserves. Each item’s economic life has due regard to both its own physical life limitations and to present assessments of the proven and probable reserve resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, fixed plant and mobile machinery and equipment, with annual reassessments for major items.

Mine property, plant and equipment depreciation is calculated using the units-of-production method or on a straight-line basis over the estimated useful life of the asset if the asset’s useful life is less than the life of mine. The useful lives for each asset category of property, plant and equipment are detailed in the table below:

Asset Category	Useful life
Mine Development	Units-of-Production
Process Plant	Units-of-Production
Mining Mobile Equipment	10 years
Ancillary Mobile Equipment	6 – 10 years
Buildings & Infrastructure	10 – 15 years
Light Vehicles	5 years
Office Equipment	3 years

Major spares purchased specifically for particular plant are capitalized and depreciated on the same basis as the plant to which they relate.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable based on future undiscounted cash flows. When assets are determined to be impaired, recorded asset values are revised to fair value and an impairment loss is recognized. This fair value is determined based on discounted cash flows, with the impairment loss being calculated as the excess of the carrying amount over the fair value.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is depreciated over its expected useful life. Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion, the asset is amortized on a units-of-production basis.

(i)	Derivatives and Hedging

The Company periodically enters into derivative instruments to mitigate exposures to copper commodity prices. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

Cash flow hedges are recognised initially at fair value, and attributable transaction costs are recognized in the income statement when incurred. Subsequent to initial recognition, changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recognized in other comprehensive income is immediately transferred to the income statement.

Fair values for derivative instruments held for trading are determined using valuation techniques. Valuations use assumptions based on market conditions existing at the balance sheet date. Realized gains and losses are recorded as a component of operating cash flow.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(j)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue. It excludes cash subject to restrictions under long term debt facilities.

(k)	Earnings per Share

Basic earnings per share is determined by dividing the net profit/(loss) by the weighted average number of ordinary shares outstanding during the financial period. Diluted earnings per share is calculated using the “treasury stock” method. Under this method, dilution is calculated based upon the net number of common shares issued, assuming “in the money” options were exercised and the proceeds used to repurchase common shares at a weighted average market price.

(l)	Asset Retirement Obligations

The Company records asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

(m)	Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Debt instruments are subsequently valued at amortized cost. Debt issue costs are included in the balance of the underlying debt and amortized using the effective interest rate method.

(n)	Stock-based Compensation

The Company may issue stock based compensation to directors, employees and external parties under the terms of its stock option plans, deferred share unit (“DSU”) plan and restricted share units (“RSU”) plan. The Company expenses the intrinsic value of stock options granted over the applicable vesting period. DSU’s vest immediately and the initial intrinsic value is recognised as directors’ fees within general and administrative costs in the consolidated statement of income. RSU’s vest on the third anniversary of their grant date and the initial intrinsic value is recognised within general and administrative costs in the consolidated statement of income.

Stock options granted to directors, employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 2 (d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. Cash received from the exercise of options for common shares is credited to share capital.

The fair value of DSU’s at grant date is determined by reference to the average market share price of the Company over the five trading days immediately preceding the date of grant. Changes in their fair value are recorded in other income/expenses. The fair value of DSU’s is marked to the quoted market share price of the Company at each reporting date.

The fair value of RSU’s at grant date is determined by reference to the average market share price of the Company over the twenty trading days immediately preceding the date of grant. Changes in their fair value are recorded in other income/expenses. The fair value of RSU’s is marked to the quoted market share price of the Company at each reporting date.

(o)	Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provisions for impairment. Trade receivables are generally due for settlement within 180 days. The collectability of trade receivables is reviewed on an ongoing basis. Accounts which are known to be uncollectible are written off. A provision for impairment is raised when there is evidence that the Company will not be able to collect all amounts due.

(p)	Inventories

Inventories of broken ore and concentrate are physically measured or estimated and valued at the lower of cost and net realizable value. Cost represents weighted average cost and includes direct costs and an appropriate portion of fixed and variable overhead expenditure, including depreciation and amortization.

Inventories of consumable supplies and spare parts to be used in production are valued at weighted average cost. Obsolete or damaged inventories are valued at net realizable value. A regular and ongoing review is undertaken to establish the extent of surplus items, and a provision is made for any potential loss on their disposal.

(q)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 90 days of recognition.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(r)	Investments

Available-for-sale investments

Investments are classified as available-for-sale and recorded at fair value. Changes in their fair value net of tax are recorded in other comprehensive income. The change in fair value of an investment appears in net income only when it is sold or impaired. Valuations of the investments have been determined based on a hierarchy of valuation principles, which have been applied based on publicly available information. The valuation approach applied is as follows:

•	Fair values of instruments traded in active markets are based on quoted market prices at the reporting date.

•

Where instruments are not traded in an active market, fair value is determined using valuation techniques taking into account market information for financial instruments with similar characteristics as the underlying instrument being valued.

•

Where there is no comparable market information to determine the fair value of the instrument, fair value is calculated using other techniques, such as estimated discounted cash flows using contractual terms of the instrument, discount rates considered appropriate for the credit risk of the instrument and the current volatility in the market place.

When information or events indicate other than a temporary decline in value, the impairment loss is taken to the income statement in the period in which such events occur. Impairment losses recognized in net income for an equity financial instrument classified as available for sale are not reversed. Impairment losses on available-for-sale debt financial instruments are reversed in the income statement when the events or circumstances leading to the impairment subsequently reverse.

(s)	Business combination

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Acquisition costs are as expensed as incurred, and included in non-operating expenses.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Subsequent to acquisition date, transactions with non-controlling interests that do not result in a loss of control are accounted for as transactions with equity owners of the group. Any difference between the amount of the adjustment to the non-controlling interest and any consideration paid or received is recognised as a separate reserve within equity.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(t)	Contingent liability

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the quantities. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(u)	Recent accounting pronouncements

Financial Instruments

The CICA issued Handbook Section 3855, “Financial Instruments”, which clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This is effective for fiscal years beginning on or after January 2011. Equinox does not expect this to have any impact on the financial statements in the future.

(v)	Future Accounting Changes

The Accounting Standards Board (AsSB) confirmed in February 2008 that Canadian publicly accountable enterprises will be required to report in accordance with International Financial Reporting Standard (IFRS) for financial reporting periods beginning on or after January 1, 2011. Equinox will prepare its first financial statements under IFRS for the interim period ended March 31, 2011.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

3.	OTHER EXPENSES

	2010	2009
	$000	$000
Foreign exchange loss	1,573	1,864
Interest expense/(income)	260	(642)
Town costs	5,902	3,119
Other income	(343)	(118)

Total other expenses	7,392	4,223

4.	Financing costs

	2010	2009
	$000	$000
Finance fees	34,553	74,442
Other	3,039	2,429

Total financing costs	37,592	76,871

5.	INCOME TAX

(a)	Income tax (expense)/benefit

The income taxes shown in the consolidated statement of income differ from the amounts obtained by applying statutory rates to the earnings before provision for incomes taxes due to the following:

	2010	2009
	$000	$000
Profit/(loss) from ordinary activities before income tax	406,493	(239,963)

Income taxes at Canadian statutory rates – 33.0% (2008: 33.5%)	(134,143)	79,188
Difference in tax rates	12,805	(8,194)
Non-deductible expenses	(5,159)	(12,668)
Tax benefits not recognized	(10,838)	(2,894)
Under/over’s from prior years	(53)	1,468

Income tax benefit/(expense) for the period	(137,388)	56,900

Comprising:
Future income tax (expense)/benefit	(137,335)	55,432
Prior year (over)/under provisions	(53)	1,468

	(137,388)	56,900

Management estimate the Company’s tax losses carried forward at December 31, 2010 where no income tax benefit has been brought to account are $93.8 million (2009: $48.4 million). No income tax benefit has been brought to account in respect of these losses, as this benefit is not considered more likely than not to be realized.

The GRZ enacted a number of changes to the Zambian tax regime, particularly in relation to mining companies on April 1, 2008. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a ‘Variable profit tax’, a 15% export tax on concentrate, a ‘windfall tax’ and treatment of hedging income as separate source income.

On January 30, 2009, the Minister of Finance of the GRZ announced changes to the 2009 budget which included the abolition of a number of changes enacted in 2008, including the removal of the windfall tax, 15% export tax and the hedging activity quarantine provisions.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

In 2005 the Company entered into a Development Agreement with the GRZ for its Lumwana Mine which provides LMC with a 10 year stability period in the regulatory environment, including taxation. The Development Agreement provides LMC with the right to full and fair compensation for any loss, damages or costs incurred by LMC by reason of GRZ’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of independent arbitration in the event of any dispute.

Following local and international legal advice, the Company believes that the compensation rights under the Development Agreement prevail notwithstanding the changes to the Zambian tax regime enacted on April 1, 2008. Until it has resolved the uncertainty surrounding the application of the Development Agreement, the Company has accounted for its taxation balances, in the current year, on the basis of the enacted legislation.

(b)	Future income tax liability

The Company records future income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in the balance sheet and their tax bases. The measurement and recognition of future income tax assets and liabilities takes into account: enacted (and substantively enacted) rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes.

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009
	$000	$000
Future income tax asset
Derivative instruments losses	12,590	32,193
Non-capital losses carry forwards	157,935	260,055
Other	805	1,355

	171,330	293,603

Future income tax liability
Property, plant and equipment	552,175	296,535
Exploration and evaluation	12,733	—
Deferred financing expenditure	789	3,006
Other	6,681	—

	572,378	299,541

Net future income tax liability	(401,048)	(5,938)

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

6.	ACCOUNTS RECEIVABLE

	December 31 2010	December 31 2009
	$000	$000
Trade accounts receivable	146,182	127,957
VAT receivable	14,571	3,765
Other receivables	5,589	2,471

Total accounts receivable	166,342	134,193

7.	INVENTORIES

	December 31 2010	December 31 2009
	$000	$000
Consumable stores – at cost	53,199	51,695
Run of mine stockpile – at cost	5,799	10,819
Crushed ore stockpile – at cost	1,500	1,522
Copper in circuit stockpiles – at cost	89	144
Copper concentrate stockpile – at cost	38,239	3,248

Total inventories	98,826	67,428

8.	RESTRICTED CASH

	December 31 2010	December 31 2009
	$000	$000
Current cash deposits held as security	3,337	—
Non-current cash deposits held as security	22,287	26,164

Total cash deposits held as security	25,624	26,164

As at December 31, 2010, $25.3 million (2009: $25.3 million) plus accumulated interest is deposited in a demobilisation cost reserve account as required under the terms of the Lumwana mining fleet finance agreement and will remain for the duration of the debt facility. In addition, cash deposits were held as security in relation to office premises.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31 2010	December 31 2009
	$000	$000
Buildings
Buildings - at cost	141,052	107,221
Less: accumulated depreciation	(17,768)	(8,866)

	123,284	98,355
Plant & equipment
Plant & equipment - at cost	719,365	674,573
Less: accumulated depreciation	(117,501)	(72,671)

	601,864	601,902
Mine development
Lumwana mine development - at cost	432,861	378,708
Less: accumulated amortization	(40,622)	(13,383)
Jabal Sayid mine development - at cost	1,226,646	—
Less: accumulated amortization	—	—

	1,618,885	365,325
Construction in progress - at cost
Lumwana construction	41,502	37,191
Jabal Sayid mine construction	162,676	—

	204,178	37,191

Total property, plant and equipment	2,548,211	1,102,773

(a)	Leased Assets

Plant and equipment includes the following amounts where the Company is a lessee under a finance lease:

	December 31 2010	December 31 2009
	$000	$000
Leased equipment
Plant & equipment - at cost	30,597	30,492
Less: accumulated depreciation	(5,410)	(3,721)

Total leased plant and equipment	25,187	26,771

10.	Exploration and Evaluation

	December 31 2010	December 31 2009
	$000	$000
Exploration and evaluation - at cost	66,000	—

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

11.	AVAILABLE-FOR-SALE INVESTMENTS

	December 31 2010	December 31 2009
	$000	$000
Balance - start of period	1,906	406
Additional investment	158	—
Mark-to-market fair value adjustments	2,112	1,500

Balance - end of period - available-for-sale securities at fair value	4,176	1,906

12.	DERIVATIVE INSTRUMENTS

As at December 31, 2010, the Company has entered into a number of copper put options and forward contracts relating to a proportion of its expected copper production at the Lumwana mine designed to provide protection from exposure to fluctuations in the copper price.

Upon entering into the copper put option contracts, the Company incurred a premium of $86.5 million, to be due and payable on expiry of the underlying contracts. For the remaining put options, expiring between January 2011 and March 2011, the fair value of the premium payable is $6.6 million. There is no premium or cost associated with the copper forward contracts.

The mark-to-market fair value of all contracts is based on independently provided market rates and determined using standard valuation techniques. These techniques include the impact of counterparty credit risk.

Changes in the fair value of derivatives are recognized in the income statement.

A mark-to-market loss of $27.3 million on the put options and forward contracts has been recorded in the income statement in the current year (2009: $329.8 million). The spot price of copper at December 31, 2010 used for the mark-to-market valuations was $4.42 per pound (December 31, 2009; $3.33 per pound).

The following table summarizes the copper derivatives in place:

Copper put options:
Tonnes	5,000
Average price ($/tonne)	$5,364
Average price ($/lb)	$2.43
Copper forwards:
Tonnes	8,280
Average price ($/tonne)	$5,367
Average price ($/lb)	$2.43

Derivative instruments included in the balance sheet comprise:

	December 31 2010	December 31 2009
	$’000	$’000
Fair value of derivative instruments – start of period	(107,310)	256,679
Copper contracts matured during period resulting in cash payment/(receipt)	92,608	(34,163)
Mark-to-market fair value loss during period	(27,264)	(329,826)

Fair value of derivative instruments – end of period	(41,966)	(107,310)
Less: current portion	41,966	85,179

Total non-current derivative instruments	—	(22,131)

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

13.	LONG TERM DEBT

The following table summarizes the Company’s long term debt:

	December 31 2010	December 31 2009
	$000	$000
EIB €7 million unsecured loan (a)	—	9,561
Lumwana project finance facility (b)	71,535	509,091
Corporate finance facility (c)	327,498	—

Balance - end of period	399,033	518,652
Less: current portion	(113,981)	(113,229)

Total non-current long term debt	285,052	405,423

(a)	EIB loan - unsecured

On March 10, 2010 this loan was repaid in full from the proceeds of the Corporate Facility detailed below.

Interest on the EIB facility up to March 10, 2010 was $0.1 million with interest paid of $0.1 million.

(b)	Lumwana project financing facility

In December 2006, Equinox signed a US$582.7 million senior and subordinated Project finance facility for the completion of development and construction of the Lumwana Project located in the North Western Province of the Republic of Zambia. The facility is comprised of three tranches, $54.0 million subordinated debt facility, $364.0 million senior debt facility and $164.7 million asset backed facility.

On March 10, 2010 all tranches, except the asset backed facility, were either repaid in full from the proceeds of the Corporate Facility or rolled into the Corporate Facility as detailed below. As a result of the refinancing Equinox incurred $18.9 million of break fees of which $0.7 million was expensed during 2010.

The remaining asset backed tranche of the Project debt facility carries interest rates of LIBOR plus a margin range between 300 – 400 basis points. The asset backed debt facilities have tenure of 5 years from the date of equipment delivery, with scheduled repayments that commenced in December 2007. The security for the debt facilities includes a fixed charge over the related mining fleet equipment of Lumwana Mining Company Limited.

Interest on the Lumwana Project facility for the year ended December 31, 2010 was $8.7 million (2009: $42.1 million) with interest paid of $14.2 million (2009: $42.8 million)

(c)	Corporate finance facility

On February 24, 2010, the Company signed a $400 million corporate loan facility (the “Corporate Facility”) with four leading commercial banks. The Corporate Facility affords Equinox greater flexibility than the existing Lumwana Project debt facilities therefore the Company utilized the Corporate Facility to repay its existing senior and subordinated portions of the Lumwana Project debt facilities as well as the unsecured EIB loan.

The two tranches of the facility are:

–	Term facility of US$220 million with a tenure of 3 years, an interest rate of LIBOR plus a margin of 400 basis points for the life of the loan and quarterly principal and interest repayments; and

–	Revolving credit facility of $180 million with a tenure of 5 years that the Company is allowed full repayment and/or full redraw of, up to the facility limit, over the term. The revolving facility carries an interest rate of LIBOR plus a margin of 475 basis points for the first 24 months, then 400 basis points for the duration of the loan.

The security of the Corporate Facility includes a fixed and floating charge over the assets of Lumwana Mining Company Limited plus financial guarantees from Equinox Minerals Limited and certain subsidiaries.

Interest on the Corporate Facility for the year ended December 31, 2010 was $14.7 million (2009: $nil) with interest paid of $14.7 million (2009: $nil).

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

14.	ASSET RETIREMENT OBLIGATION

The Company has restoration and remediation obligations associated with its Lumwana Mine and Citadel. The following table summarizes the movements in the asset retirement obligation:

	December 31 2010	December 31 2009
	$000	$000

Balance - start of period	7,504	5,358
Recognition of new obligation	2,471	1,774
Accretion expense	525	372

Balance - end of period	10,500	7,504

The asset retirement obligations have been recorded as a liability at fair value at inception based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The fair value has been calculated assuming a credit adjusted risk free discount rate of between 6.61% and 7.11% and an inflation factor of between 2.34% and 2.5%.

15.	LONG TERM COMPENSATION

(a)	Deferred Share Unit

The Company established a Deferred Share Unit (“DSU”) Plan for its directors with each DSU having the same value as one Equinox common share.

Under the DSU Plan, effective July 1, 2007, directors can elect to receive a portion of their annual compensation in the form of DSU’s. The DSU’s vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. During the year ended December 31, 2010, 203,596 DSU’s were granted under the DSU Plan and $0.8 million was recognized as directors’ fees within general and administrative costs. Outstanding DSU’s were marked-to-market at December 31, 2010, and as a result of the increase in the market value of the Company’s shares $1.8 million was expensed.

	Year ended December 31, 2010		Year ended December 31, 2009
	Number	$000	Number	$000
Deferred Share Units

Balance - start of period	633,230	2,469	241,291	269
Issued during the period	203,596	847	391,939	715
Mark-to-market fair value adjustments	—	1,797	—	1,485

Balance - end of period	836,826	5,113	633,230	2,469

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(b)	Restricted Share Units

The Company established a Restricted Share Unit (“RSU”) Plan for its employees with each RSU having the same value as one Equinox common share.

The RSU’s vest on the third anniversary of the grant date and are redeemable in cash immediately on vesting. On December 28, 2009 the Company granted 661,610 RSU’s under the RSU Plan relating to 2010 compensation packages. During the year ended December 31, 2010 a further 239,935 RSU’s were granted under the RSU Plan.

As at December 31, 2010 the aggregate fair value of the unvested RSU’s granted and to be charged to income in future periods amounted to $2.2 million (2009: $nil).

	Year ended December 31, 2010		Year ended December 31, 2009
	Number	$000	Number	$000
Restricted Share Units
Balance - start of period	661,610	—	—	—
Issued during the period	239,935	—	661,610	—
Forfeited during the period	(88,853)	—	—	—
Expense recognised during the period	—	978	—	—
Mark-to-market fair value adjustments	—	557	—	—

Balance - end of period	812,692	1,535	661,610	—

16.	OTHER PAYABLES

	December 31 2010	December 31 2009
	$’000	$’000
Current other payables
Royalties	46,949	—
Withholding tax	13,290	—
Customs duty	30,962	—
Deferred consideration	100,000	—
Accrued consideration	64,219	—
Other	816	160

	256,236	160

Non-current other payables
Deferred royalty	—	18,233
Deferred withholding tax	—	3,566
Deferred customs duty	—	16,461
Other provisions	3,222	1,477

	3,222	39,737

Balance - end of period	259,458	39,897

(a)	Royalties, Withholding Tax and Customs Duty

As set out in Note 5, there is uncertainty surrounding the application of the Development Agreement with GRZ. Under the terms of the Development Agreement certain amounts, including royalties, withholding taxes and import duties are deferred until the Lumwana debt is eliminated. Until this uncertainty is resolved the Company will measure its taxes in accordance with the enacted legislation. Following discussions and correspondence with GRZ, the Company agreed with the Zambian Revenue Authority (ZRA) in January 2011 to pay its deferred mineral royalties assessed at 3% by 30 June 2011. The Company continues to reserve its right to compensation for breach of the tax stability provisions under the Development Agreement and, by agreeing to pay deferred mineral royalties, protected itself from the

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

ZRA assessing interest and penalties on the deferred tax amount. As a result of the agreement with the ZRA and pending the outcome of further negotiations with GRZ, the Company has, in the current year, presented its liabilities for royalties, deferred withholding tax and deferred customs duty as current.

(b)	Deferred consideration

During the period Bariq a subsidiary of Citadel acquired the remaining 30% interest in the Jabal Sayid project. The consideration for this acquisition was $112.5 million, of which $12.5 million was paid on November 5, 2010 following Citadel shareholder approval. The balance of consideration of $100.0 million is payable on or before June 30, 2011.

(c)	Accrued consideration

Refer to note 18.

17.	SHARE CAPITAL

(a)	Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b)	Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price		$’000
	Balance at December 31, 2009	706,878,212	—		737,838

January 2010	Stock options exercised	633,333		—	744
May 2010	Stock options exercised	25,000		—	49
June 2010	Stock options exercised	133,333		—	239
July 2010	Stock options exercised	65,000		—	139
August 2010	Stock options exercised	83,333		—	331
September 2010	Stock options exercised	50,000		—	170
November 2010	Stock options exercised	510,000		—	721
December 2010	Stock options exercised	1,065,000		—	3,472
December 2010	Issue of shares to Citadel	94,824,521	C$	5.91	556,115
December 2010	Issue of shares to Citadel	37,019,135	C$	6.11	222,528
December 2010	Shares yet to be issued to Citadel *	19,575,110	C$	6.11	119,781

	Balance at December 31, 2010	860,861,977			1,642,127

*	Refer to note 18.

(c)	Stock Options

Equinox established an Employee Incentive Plan in June 2004 (the “Plan”). Options may be granted under the Plan to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 5% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 5% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

All options granted prior to December 2008 vest in three tranches, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant, and the final third after 24 months from the date of grant. Options granted from December 2008 to November 2009 vest in three tranches, one third of any options granted may be exercised 12 months after the date of grant, another third during the period commencing 24 months after the date of grant, and the final third after 36 months from the date of grant. Options granted from December 2009 cliff vest after three years and if the performance hurdles set have been achieved. The performance hurdles and vesting conditions are based on total shareholder return and the company’s performance compared to a peer group. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of Equinox and subject to the rules of the relevant stock exchange.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The following table summarizes the stock options outstanding and exercisable at December 31, 2010:

		Outstanding Options			Exercisable Options
	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
	(Years)
Outstanding at December 31, 2009	17,058,327	C$	2.00	7.0	13,279,998	C$	1.80
Options exercised	(2,564,999)			—	(2,564,999)
Options forfeited	(657,284)			—	(210,000)
Options vested	—			—	1,000,001

Outstanding at December 31, 2010	13,836,044	C$	2.08	6.0	11,505,000	C$	1.89

Available for grant at December 31, 2010 29,207,054

Stock-based compensation charged to earnings for stock options amounts to $1.3 million for the year ended December 31, 2010 (2009: $2.0 million). As at December 31, 2010, the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $2.0 million (2009: $4.2 million).

18.	BUSINESS COMBINATION

a)	Summary of the acquisition

On December 17, 2010 (acquisition date), Equinox Minerals Limited acquired 56% of the issued share capital of Citadel Resource Group Limited (“Citadel”) and declared the offer free from all conditions. By December 31, 2010, Equinox had acquired 89.5% of the issued share capital of Citadel.

The consideration transferred was $699 million and comprised a cash offer of AUD$0.105 per share and a share consideration of 1 Equinox Minerals share for 14.3 shares in Citadel. The Group issued 94,824,521 ordinary shares with an average fair value of C$5.91 each, based on the quoted price of the shares of Equinox Minerals Limited at the date of exchange.

At the date of acquisition Citadel was listed on the Australian Stock Exchange with their primary asset being the Jabal Sayid copper project in Saudi Arabia which is currently under construction. The purpose of this combination was to expand market share in the copper industry.

The acquired business contributed $0.1 million revenues and a net loss of $6.1 million to the Group for the period from December 17, 2010 to December 31, 2010. If the acquisition had occurred on January 1, 2010 contributed revenues and loss for the year ended December 31, 2010 would have been $2.9 million and $3.0 million respectively (unaudited).

The purchase consideration has been allocated to assets and liabilities acquired based on provisional estimates of fair value, using the best information available as of the reporting date. Provisional business combination accounting is as follows:

b)	Purchase Consideration

As at the date of acquisition	$’000
Shares issued, at fair value	556,115
Cash paid	142,913

Consideration transferred	699,028

Transaction costs relating to the acquisition taken to the income statement	10,180

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

c)	Assets and liabilities purchased

The provisional fair values of the identifiable net assets and liabilities acquired were as follows:

	Fair value at acquisition date	Carrying value
	$000	$000

Cash and cash equivalents	161,206	161,206
Restricted cash	269	269
Trade and other receivables	4,037	4,037
Exploration and evaluation assets	66,000	19,099
Mine development	1,226,645	129,449
Construction in progress	162,676	162,676
Other property, plant and equipment	1,500	1,500

Trade and other payables	(112,824)	(118,963)
Current tax liability	(2,233)	(2,233)
Provisions	(1,994)	(1,994)
Deferred tax liability	(257,723)	(28,904)

Net assets	1,247,559	326,142

	$000
Provisional fair value of identifiable net assets	1,247,559
Non-controlling interest in identifiable acquired net assets *	(548,531)

Net assets acquired	699,028

*	The proportionate share of net assets has been used to calculate the non-controlling interest.

d)	Purchase consideration cash outflow

	2010	2009
	$000	$000
Outflows of cash to acquire subsidiary, net of cash acquired:
Cash paid – initial 56% acquisition of shares	142,913	—
Cash paid – subsequent 33% acquisition of shares	22,018	—
Less: Balance acquired
Cash	(161,206)	—

Outflow of cash – investing activities	3,725	—

Additional acquisition of shares in Citadel Resources Group Limited

Between December 17, 2010 and December 31, 2010 Equinox acquired an additional 33% of the issued share capital of Citadel in exchange for shares and cash consideration totalling $428.5 million, bringing the Groups interest in Citadel to 89.5%. At December 31, 2010 37,019,135 of these shares had been issued and the Company was also irreversibly committed to issuing a further 19,575,110 shares. The 19,575,110 shares have therefore been disclosed as issued equity (refer to note 17(b)).

At December 31, 2010 $64 million of the cash consideration had not been paid and is included in the balance sheet as a current liability. This amount was settled on the 4th and 7th of January, 2011.

The additional purchase of shares in Citadel is regarded as a transaction between equity owners (refer to accounting policy note 2(r)). Accordingly, the difference between the change in carrying value of the non-controlling interest of $417.2 million and the

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

consideration paid of $428.5 million is recognised as a separate reserve in equity attributable to the parent. Accordingly, a decrease in contributed equity of $11.3 million is reflected in the statement of changes in equity.

19.	COMMITMENTS FOR EXPENDITURE

(a)	Lumwana Mine and Town capital commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana town and the Lumwana Mine ongoing commitments at December 31, 2010 are:

	December 31 2010	December 31 2009
	$000	$000

Within 1 year	31,029	12,339

Total commitments	31,029	12,339

(b)	Jabal Sayid project commitments

The outstanding capital commitments of the Company relating to the construction of the Jabal Sayid Project at December 31, 2010 are:

	December 31 2010	December 31 2009
	$000	$000

Within 1 year	101,638	—
Between 1 and 5 years	5,235	—

Total commitments	106,873	—

(c)	Lease commitments

	December 31 2010	December 31 2009
Operating leases	$000	$000

Commitments for minimum lease payments in relation to non cancellable operating leases are payable:
Within 1 year	1,141	135
Within 1 to 2 years	1,904	434
Within 2 to 3 years	23	256

Total commitments	3,068	825

These operating leases are for office premises and office equipment and expire between 2011 and 2012.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Finance Leases

The Company leases various plant and equipment with a carrying amount of $20.7 million (2009: $26.1 million) under finance leases expiring between 2 and 13 years.

	December 31 2010	December 31 2009
	$000	$000

Commitments for minimum lease payments in relation to finance leases are payable:
Within 1 year	10,660	11,660
Within 1 to 2 years	6,557	9,585
Within 2 to 3 years	826	6,165
Within 3 to 4 years	826	434
Within 4 to 5 years	826	434
5+ years	3,740	3,836

Total commitments	23,435	32,114
Future finance charges	(3,692)	(6,013)

Recognised as a liability	19,743	26,101

Representing lease liabilities classified as:
Current	9,228	9,339
Non-current	10,515	16,762

	19,743	26,101

20.	CONTINGENCIES

The Company had no contingent assets or liabilities at 31 December 2010.

21.	SEGMENT INFORMATION

The Company’s reportable operating segments are based on strategic business units that are managed separately.

Lumwana

Equinox’s primary asset is the Lumwana mine in Zambia. In December 2008, copper sulphide production and sales commenced and the Lumwana mine was commissioned with a nameplate capacity of 20Mtpa. The ramp-up of the mine and process plant operations was successfully completed during 2010.

Jabal Sayid

In December 2010, Equinox purchased Citadel Resource Group Limited whose primary asset is the Jabal Sayid mine in Saudi Arabia which is currently under construction.

Exploration

The Company is exploring for copper and uranium resources in the North West of Zambia and on the Zambian Copperbelt. Additionally, through the purchase of Citadel Resource Group Limited Equinox have a number of copper and gold exploration tenements in Saudi Arabia.

Corporate

The corporate segment is responsible for regulatory reporting and corporate administration.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

For the year ended December 31, 2010 segment information is presented as follows:

	Lumwana	Jabal Sayid	Exploration	Corporate	Total
	$000	$000	$000	$000	$000
Net sales revenue	942,426	—	—	—	942,426
Cost of sales	(413,468)	—	—	—	(413,468)
Interest received	1	120	—	538	659
Derivative instrument loss	(27,264)	—	—	—	(27,264)
Other income/(expense)	(9,310)	967	3,102	(2,810)	(8,051)
Financing costs	(26,753)	(1,197)	—	(9,642)	(37,592)
Other expenses	(15,514)	(6,029)	(1,713)	(26,961)	(50,217)

Segment profit/(loss) before income tax	450,118	(6,139)	1,389	(38,875)	406,493
Income taxes	(137,388)	—	—	—	(137,388)

Segment profit/(loss)	312,730	(6,139)	1,389	(38,875)	269,105

Property, plant and equipment	1,062,388	1,389,720	455	95,648	2,548,211
Exploration and evaluation	—	—	66,000	—	66,000
Total assets	1,531,844	1,381,926	66,809	261,716	3,242,295

For the year ended December 31, 2009 segment information is presented as follows:

	Lumwana	Exploration	Corporate	Total
	$000	$000	$000	$000
Net sales revenue	468,479	—	—	468,479
Cost of sales	(272,818)	—	—	(272,818)
Interest received	44	(2)	600	642
Derivative instrument loss	(329,826)	—	—	(329,826)
Other income/(expenses)	(13,599)	3,883	3,366	(6,350)
Financing costs	(63,856)	—	(13,015)	(76,871)
Other expenses	(18,869)	(2,398)	(1,952)	(23,219)

Segment profit/(loss) before income tax	(230,445)	1,483	(11,001)	(239,963)
Income taxes	56,900	—	—	56,900

Segment profit/(loss)	(173,545)	1,483	(11,001)	(183,063)

Property, plant and equipment	1,075,774	689	26,310	1,102,773
Total assets	1,358,848	901	97,925	1,457,674

Geographical Reporting

The Company’s Lumwana Mine is in Zambia whilst the Jabal Sayid project is located in Saudi Arabia. There are active exploration programs in both of these locations. The Canadian segment is entirely corporate whilst the Australian segment carries out corporate activities and manages engineering studies.

The total assets located by geographical areas are as follows:

Geographical Reporting

	December 31 2010	December 31 2009
	$000	$000
Zambia	1,537,637	1,359,749
Saudi Arabia	1,442,942	—
Australia	249,528	38,342
Canada	12,188	59,583

	3,242,295	1,457,674

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

22.	FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments such as bought copper put options and forward contracts to hedge certain market risks. Derivatives are exclusively used for commercial hedging purposes. The Company does not use derivatives to engage in any trading or other speculative activities.

The Company uses various methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

Risk management is carried out by management in conjunction with an outsourced treasury management organization.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the Company’s functional currency.

The Company’s risk management policy is to review its exposure to non-US Dollar forecast operating costs on a case by case basis. Revenue from forecast copper sales is denominated in US Dollars, as is the majority of the Company’s forecast operating costs. The risk is measured using sensitivity analysis and cash flow forecasting.

The carrying amount of the Company’s foreign currency denominated monetary assets and liabilities at the reporting date is as follows:

	December 31, 2010		December 31, 2009
	Assets	Liabilities	Assets	Liabilities
	$000	$000	$000	$000

Australian Dollar	131,443	84,254	7,937	1,902
Zambian Kwacha	19,813	127,599	9,030	40,555
Euro	—	(8)	—	6,271
South African Rand	—	682	—	929
Canadian Dollar	4,891	5,114	3,034	2,469
Saudi Riyal	4,803	11,334	—	—
Other	736	10	—	68

	161,686	228,985	20,001	52,194

Sensitivity

Based on the financial instruments held at December 31, 2010, had the US Dollar weakened/strengthened by 10% against these foreign currencies with all other variables held constant, the Company’s after-tax loss for the year to date would have been $5 million higher/lower as a result of foreign exchange gains/losses on translation of non-US dollar denominated financial instruments as detailed above. Total equity would have been $0.4 million higher/lower had the US Dollar weakened/strengthened by 10% as a result of foreign exchange gains/losses on translation of non-US dollar denominated available-for-sale investments held by the Company.

(ii) Price risk

Commodity price risk

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company is exposed to commodity price risk arising from revenue derived from forecast future copper sales. The Company sells its product at a price effectively determined through trading on the London Metal Exchange (a major commodity exchange).

The Company has historically managed this commodity risk through the use of derivative instruments such as forward and option contracts to economically hedge a proportion of its forecast production. The Company’s remaining derivative instrument contracts expire in March 2011 and on expiry of these contracts the Company has elected not to actively manage its exposure to copper price risk. At the reporting date the Company had outstanding derivative instruments of 13,280 tonnes for 2011.

From time to time in the future, the Company may utilise hedge contracts to manage exposure to fluctuations in the price of copper.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Sensitivity

At December 31, 2010, if the spot price of copper had been 10% higher/lower while all other variables were held constant after-tax loss for the year to date would increase/decrease by $2.9/$2.9 million as a result of changes in the fair value of the derivative instruments.

Other price risk

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Company does not actively trade these investments, therefore does not actively manage the associated price risk.

Sensitivity

At December 31, 2010, if the inputs into the valuation model had been 10% higher/lower while all other variables were held constant, equity would increase/decrease by $0.4 million as a result of the changes in fair value of the available-for-sale securities.

(iii) Cash flow fair value interest rate risk

The Company’s main interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Company’s risk management policy is to review its exposure to interest rates on a case by case basis. Current long term debt is a mix of fixed and variable interest rate loans.

As at the reporting date the Company had the following variable rate borrowings outstanding:

December 31, 2010

	December 31, 2010		December 31, 2009
	Weighted average Interest rate	Carrying value	Weighted average Interest rate	Carrying value
	%	$000%		$000
Long term debt (variable interest component)	4.61	396,562	4.63	506,014

Sensitivity

At December 31, 2010, if interest rates had increased/decreased by 100 basis points from the year-end rates with all other variables held constant, after-tax loss for the year to date would have been $0.5 million lower/higher, as a result of lower/higher interest income from long term debt and offset in the movements of cash and equivalents and restricted cash.

(iv)	Summarized sensitivity analysis

The following table summarizes the sensitivity of the Company’s financial assets and financial liabilities to interest rate risk, foreign exchange risk and commodity price rise:

December 31, 2010

		Interest rate risk				Foreign exchange risk				Price risk
		-100 bps		+100 bps		-10%		+10%		-10%		+10%
	Carrying Amount	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	319,476	(2,236)	—	2,236	—	(9,785)	—	9,785	—	—	—	—	—
Restricted cash	25,625	(179)	—	179	—	(26)	—	26	—	—	—	—	—
Receivables	166,342	—	—	—	—	(1,215)	—	1,215	—	—	—	—	—
Other financial assets	4,176	—	—	—	—	—	(418)	—	418	—	(418)	—	418
Financial liabilities
Accounts payable	119,714	—	—	—	—	6,859	—	(6,859)	—	—	—	—	—
Long term debt	396,562	2,776	—	(2,776)	—	—	—	—	—	—	—	—	—
Derivative instruments	41,966	—	—	—	—	—	—	—	—	2,938	—	(2,938)	—
Long term compensation	6,648	—	—	—	—	465	—	(465)	—	—	—	—	—
Other payables	259,458	—	—	—	—	8,705	—	(8,705)	—	—	—	—	—

Total increase/(decrease)		361	—	(361)	—	5,003	(418)	(5,003)	418	2,938	(418)	(2,938)	418

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

December 31, 2009

		Interest rate risk				Foreign exchange risk				Price risk
	Carrying	-100 bps		+100 bps		-10%		+10%		-10%		+10%
	Amount	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	109,130	(1,091)	—	1,091	—	(1,360)	—	1,360	—	—	—	—	—
Restricted cash	26,164	(262)	—	262	—	(9)	—	9	—	—	—	—	—
Receivables	134,193	—	—	—	—	(440)	—	440	—	—	—	—	—
Other financial assets	1,906	—	—	—	—		(191)	—	191	—	(191)	—	191
Financial liabilities
Accounts payable	63,503	—	—	—	—	517	—	(517)	—	—	—	—	—
Long term debt	518,652	5,091	—	(5,091)	—	626	—	(626)	—	—	—	—	—
Derivative instruments	107,310	—	—	—	—	—	—	—	—	33,742	—	(32,321)	—
Long term compensation	2,469	—	—	—	—	247	—	(247)	—	—	—	—	—
Other payables	114,961	—	—	—	—	3,829	—	(3,829)	—	—	—	—	—

Total increase/(decrease)		3,738	—	(3,738)	—	3,410	(191)	(3,410)	191	33,742	(191)	(32,321)	191

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions as well as credit exposures to outstanding receivables.

The Company primarily sells its copper concentrate to two major customers on the Zambian copperbelt and as a result there is a concentration of credit risk. This risk is mitigated where possible by policies in place to ensure that sales of products are made to customers with an appropriate credit rating and where necessary credit risk is effectively eliminated or substantially reduced by using bank instruments to secure payment. The Company has off-take arrangements in place with metal traders and has the flexibility to divert concentrate sales to these parties should the need arise.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The carrying amounts of derivative assets are adjusted to reflect counterparty credit risk.

The carrying amounts of financial assets recorded in the financial statements are adjusted for any impairment and represent the Company’s maximum exposure to credit risk.

Credit risk further arises in relation to the financial guarantees given to certain parties. Such guarantees are only given in exceptional circumstances and are subject to specific board approval.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining at all times sufficient cash, liquid investments and committed credit facilities to meet the Company’s commitments as they arise.

The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following table analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to contractual maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2010

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
	$000	$000	$000	$000	$000	$000	$000	$000
Non-interest bearing	375,950	—	—	—	—	3,222	379,172	379,172
Fixed rate	1,235	618	—	—	—	—	1,853	2,471
Variable rate	112,128	106,210	9,727	—	180,000	—	408,065	396,562
Derivatives (net)	41,931	—	—	—	—	—	41,931	41,966

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

December 31, 2009

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
	$000	$000	$000	$000	$000	$000	$000	$000
Non-interest bearing	62,504	—	—	—	—	39,737	102,241	102,241
Fixed rate	10,796	1,235	619	—	—	—	12,650	12,638
Variable rate	102,433	112,128	106,209	9,727	—	180,000	510,497	506,014
Derivatives (net)	88,388	23,654	—	—	—	—	112,042	107,310

(d)	Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded available-for-sale securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Company is the closing price.

The fair value of other financial assets and liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

The fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The following table illustrates the classification of the Company’s financial instruments that are recognised and measured at fair value:

December 31, 2010

	Level 1	Level 2	Level 3	Total
	$000	$000	$000	$000
ASSETS
Available-for-sale financial assets	4,176	—	—	4,176

LIABILITIES
Derivative instruments	—	41,966	—	41,966

December 31, 2009

	Level 1	Level 2	Level 3	Total
	$000	$000	$000	$000
ASSETS
Available-for-sale financial assets	1,906	—	—	1,906

LIABILITIES
Derivative instruments	—	107,310	—	107,310

The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

23.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain adequate levels of funding to support development of its mining assets, to expand regional exploration activities and to maintain corporate and administrative functions.

The Company manages its capital structure in a manner that provides sufficient funding for development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of private placements, public offerings and external debt. There can be no assurances that the Company will be able to continue raising equity capital and external debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian, European and Australian financial institutions.

24.	SUBSEQUENT EVENTS

(a)	Citadel Resource Group Limited compulsory acquisition procedures initiated

Subsequent to year end, on January 6, 2011, Equinox increased its interest in Citadel Resource Group Limited (“Citadel”) to 90.59% and initiated compulsory acquisition procedures under the Australian Corporations Act to acquire all remaining shares in Citadel. Citadel shareholders whose shares are compulsory acquired will receive 1 Equinox share for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash.

The total value of the Citadel acquisition is estimated at $1.247 billion. As a result of this transaction Equinox shareholders own approximately 81% of the combined group and Citadel shareholders own 19%.

(b)	Equinox announce takeover offer for Lundin Mining Corporation

Subsequent to year end, in February 2011, Equinox announced that it will make an offer to acquire Lundin Mining Corporation (“Lundin”) for approximately C$4.8 billion in cash and shares (the “Lundin Offer”).

Under the terms of the Lundin Offer, Equinox proposes to acquire all of the outstanding common shares of Lundin for a combination of cash and Equinox shares for a total consideration value of C$8.10 per Lundin share. Each Lundin shareholder can elect to receive consideration per Lundin share of either C$8.10 in cash or 1.2903 Equinox shares plus $0.01 for each Lundin share, subject to a pro-ration based on a maximum cash consideration of approximately C$2.4 billion and maximum number of Equinox shares issued of approximately 380 million. The Lundin Offer reflects a 26% premium to the closing price of C$6.45 per Lundin share on the TSX on February 25, 2011.

The cash consideration of Equinox’s Lundin Offer is to be financed through a US$3.2 billion bridge facility being led by Goldman Sachs Lending Partners and Credit Suisse Securities. Equinox intends to refinance the bridge facility through a combination of medium and long term debt instruments. Equinox has no plans to undertake an equity raising as part of the refinancing of the bridge.

The Lundin Offer will be subject to certain conditions including, without limitation, termination of the existing Lundin-Inmet Arrangement Agreement in accordance with its terms, and a simple majority approval of Equinox shareholders of the issuance of the Equinox shares to be issued under the Lundin Offer at a meeting of Equinox shareholders that Equinox expects to occur in early to mid April. Other conditions will include acceptance of the Lundin Offer by Lundin shareholders owning not less than two-thirds of Lundin’s shares outstanding on a fully-diluted basis, and receipt of applicable regulatory approvals, and other customary unsolicited offer conditions.

25.	DEED OF CROSS GUARANTEE

Information in relation to the Deed of Cross Guarantee is presented for the purposes of the Company’s reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both “the Closed Group” and “the Extended Closed Group” as defined by the Australian Securities and Investments Commission (“ASIC”) Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the “Closed Group”) entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Lumwana Mining Company Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited, Equinox Ventures Pty Ltd, Lumwana International School Limited, Lumwana Property Development Company Limited, Equinox Nickel Ventures Pty Ltd, Citadel Resources Group Equity Pty Ltd, Vertex Group WLL, Bariq Mining Limited, Singapore Projects Pte Ltd and Singapore Holdings Pte Ltd (together the “Extended Closed Group”).

Set out below are the condensed statements of earnings, comprehensive income and balance sheets for the years ended December 31, 2010 and 2009 of the Closed Group and the Extended Closed Group:

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Condensed statement of earnings	Closed Group		Extended Closed Group(1)
	2010	2009	2010	2009
	$000	$000	$000	$000
Copper sales revenue	—	—	1,046,787	531,962
Smelter treatment charges	—	—	(104,361)	(63,483)

Net sales revenue	—	—	942,426	468,479
Direct and indirect mining costs	—	—	308,292	212,016
Amortization & depreciation	—	—	75,742	46,688
Royalties	—	—	29,434	14,114

Cost of sales	—	—	413,468	272,818
Expenses
Derivative loss	—	—	27,264	329,826
Exploration (income)/expense	—	(7)	6,010	5,119
Other operating costs	—	—	7,652	5,870
General and administration	13,659	8,886	21,700	10,241
Financing costs	9,560	834	37,592	76,871
Long term compensation expense	4,675	1,989	4,675	1,989
Other (income)/expense	(16,178)	(6,743)	7,392	5,708
Citadel acquisition costs	10,180	—	10,180	—

	21,896	4,959	122,465	435,624

Profit/(loss)for the period before income tax	(21,896)	(4,959)	406,493	(239,963)
Income tax (expense)/benefit	—	—	(137,388)	56,900

Net income/(loss) for the period	(21,896)	(4,959)	269,105	(183,063)

Retained profit/deficit – beginning of period	(52,764)	(47,805)	(74,720)	108,343

Retained profit/(deficit) – end of period	(74,660)	(52,764)	194,385	(74,720)

Condensed statement of comprehensive income	Closed Group		Extended Closed Group(1)
	2010	2009	2010	2009
	$000	$000	$000	$000
Income/(loss) for the period	(21,896)	(4,959)	269,105	(183,063)
Other comprehensive income
Net unrealized gains on available-for-sale securities	2,047	1,500	2,047	1,500

Total comprehensive income/(loss)	(19,849)	(3,459)	271,152	(181,563)

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Condensed balance sheet	Closed Group		Extended Closed Group(1)
	December 31 2010	December 31 2009	December 31 2010	December 31 2009
	$000	$000	$000	$000
ASSETS
Current assets
Cash and cash equivalents	87,821	71,972	319,476	109,130
Restricted cash	—	—	3,337	—
Accounts receivable	733	110	166,342	134,193
Inventories	—	—	13,640	67,428
Prepayments	554	146	98,826	16,080

	89,108	72,228	601,621	326,831

Receivables from subsidiaries(2)	620,528	632,155	22,287	—
Restricted cash	105	92	2,548,211	26,164
Investments in subsidiaries	1,191,792	—	—	—
Property, plant and equipment	2,056	1,569	66,000	1,102,773
Other financial assets	4,176	1,906	4,176	1,906

	1,907,765	707,950	3,242,295	1,457,674

LIABILITIES
Current liabilities
Accounts Payable and accrued liabilities	76,045	2,911	119,714	62,504
Current portion of long term debt	—	—	113,981	113,229
Current portion of finance leases	—	—	9,228	9,339
Current portion of derivative instruments	—	—	41,966	85,179
Current other liabilities	64,219	—	256,236	160

	140,264	2,911	541,125	270,411

Long term debt	174,584	—	285,052	405,423
Finance leases	—	—	10,515	16,762
Income tax liability	—	—	8,960	6,727
Future income tax liability	—	—	401,048	5,938
Asset retirement obligation	—	—	10,500	7,504
Long term compensation	6,648	2,469	6,648	2,469
Derivative instruments	—	—	—	22,131
Other payables	61	30	3,222	39,737

	321,557	5,410	1,267,070	777,102

SHAREHOLDERS’ EQUITY
Share capital	1,642,127	737,838	1,642,127	737,838
Retained earnings/(deficit)	(74,660)	(52,764)	194,385	(74,720)
Contributed surplus	15,193	15,966	15,192	15,966
Accumulated other comprehensive income	3,548	1,500	3,535	1,488
Transactions with owners reserve	—	—	(11,344)	—
Non-controlling interest	—	—	131,330	—

	1,586,208	702,540	1,975,225	680,572

	1,907,765	707,950	3,242,295	1,457,674

(1)

The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.

(2)	These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.